UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

LEIFRAS Co., Ltd.

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address and telephone number, including area code, of Registrant’s principal executive offices)

Convocation of Ordinary General Meeting of Shareholders of LEIFRAS Co., Ltd.

In accordance with the rules and regulations of the Japanese Companies Act, LEIFRAS Co., Ltd. has sent a notice and accompanying information to all holders of its ordinary shares and American Depositary Shares with respect to its Ordinary General Meeting of Shareholders to be held in Tokyo, Japan on March 25, 2026 at 10:00 am Japanese Standard Time. A complete copy of the notice is furnished hereto as Exhibit 99.1.

Exhibit 99.1 furnished hereto shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

Exhibit Index

Exhibit No.	Description
99.1	Notice of the 25th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: March 12, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

3